UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

328 Silver Hill Road

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, “Schedule 14D-9”) originally filed by IEC Electronics Corp., a Delaware corporation (“IEC” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 26, 2021, relating to the tender offer by Creation Technologies International Inc., a Delaware corporation (“Parent”) and CTI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at an offer price per Share of $15.35, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (as it may be amended or supplemented from time to time), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” beginning on page 1 of the Schedule 14D-9.

At 5:00 p.m., New York City time, on October 4, 2021, the Offer expired as scheduled. The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition to the Offer. All conditions to the Offer having been satisfied, the Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The press release announcing the consummation of the Offer is attached hereto as Exhibit (a)(5)(H).

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

Expiration of the Offering Period

At 5:00 p.m., New York City time, on October 4, 2021, the Offer expired as scheduled. The Company has been advised that, as of the expiration of the Offer, a total of 7,731,697 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 72.5% of the outstanding Shares as of the expiration of the Offer. In addition, the Company was advised that notices of guaranteed delivery have been delivered with respect to 372,889 additional Shares, representing approximately 3.5% of the outstanding Shares as of the expiration of the Offer.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition to the Offer. All conditions to the Offer having been satisfied, the Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the merger of Purchaser with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), any Shares not purchased pursuant to the Offer (other than Shares (i) owned by the Company’s stockholders who perfected their statutory rights of appraisal under Delaware law in connection with the Merger as described in “—Appraisal Rights” above, (ii) then owned by the Parent or the Company, as treasury stock or otherwise, or any of their respective direct or indirect wholly-owned subsidiaries, or (iii) irrevocably accepted for purchase in the Offer) will be cancelled and converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Following the Merger, the Shares will be delisted and will cease to trade on Nasdaq.

The press release announcing the consummation of the Offer is attached hereto as Exhibit (a)(5)(H).

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by IEC Electronics Corp. and Creation Technologies Inc. on October 5, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEC ELECTRONICS CORP.

	By:	/s/ Thomas L. Barbato
Date: October 5, 2021	Name:	Thomas L. Barbato
	Title:	Senior Vice President and Chief Financial Officer